1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Apr 14, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/04/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/03/10: Related information regarding the purchasing of NITC Bond Fund for NT$400,000,000

2	Announcement on 2005/03/23: To clarify the report on Economic Daily News regarding the cash dividend payout for Chunghwa Telecom for year 2005 is estimated to be NT$4.0.

3	Announcement on 2005/03/23: Related information regarding the accumulatively purchasing of ABN AMRO SELECT BOND FUND for NT$400,000,000

4	Announcement on 2005/03/25: The opening ceremony of Chunghwa Telecom and TOT cooperation on ADSL services.

5	Announcement on 2005/03/25: To clarify that the embezzlement of the assets of Chunghwa Investment created no material impact to both Chunghwa Telecom’s finances and businesses.

6	Announcement on 2005/03/29: The resolution made by the Board of Directors of the Company to distribute cash dividend of NT$4.7 per share.

7	Announcement on 2005/03/29: Chunghwa Telecom’s Board of Directors resolved to convene the Company’s annual general meeting on June 21, 2005.

8	Announcement on 2005/03/29: The Company announcing an audit report containing other than unqualified regarding year 2004

9	Announcement on 2005/03/29: The assignment of five new positions was approved by BOD.

10	Announcement on 2005/03/31: Chunghwa Telecom held investor conference for 2004 operation results

11	Announcement on 2005/04/01: Related information regarding the accumulatively purchasing of Barits Bond Fund for NT$400,000,000

12	Announcement on 2005/04/11: The change of the President of Telecom Laboratories

13	Announcement on 2005/04/11: Chunghwa Telecom announced its total revenues of NT$44 billion for the first quarter of 2005 with the EPS of NT$1.20.

14	Announcement on 2005/04/11: Mar 2005 sales

EXHIBIT 1

Related information regarding the purchasing of NITC Bond Fund for NT$400,000,000

Date of events: 2005/03/10

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2.	Date of occurrence of the event: 2005/03/10

3.	Volume, unit price, and total monetary amount of the transaction: 2,491,606.4 Units; NT$160.539; NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

NITC Asset Management(Asia) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 12,468,652.9 Units; NT$2,001,705,068; 2.78%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.46%; 3.19%; NT$24,115,898,092

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$160.53

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 2

To clarify the report on Economic Daily News regarding the cash dividend payout for Chunghwa Telecom for year 2005 is estimated to be NT$4.0.

Date of events: 2005/03/23

Contents:

1.	Date of occurrence of the event: 2005/03/23

2.	Cause of occurrence: Chunghwa Telecom is still a state owned company currently for which it is according to the legal procedure to send its annual budget to the Legislative Yuan for examine. The Company’s Chairman responded to the legislator’s interrogation on 3/21 mentioned about the budget for both net income and cash dividend for year 2005; however, nothing was mentioned on the net income per share.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 3

Related information regarding the accumulatively purchasing of ABN AMRO SELECT BOND FUND for NT$400,000,000

Date of events: 2005/03/23

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2.	Date of occurrence of the event: 2005/03/01~2005/03/23

3.	Volume, unit price, and total monetary amount of the transaction: 36,161,303.32 Units; NT$11.0571~11.0660; NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 99,611,929.67 Units; NT$1,102,305,614;4.68%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.49%;3.21%; NT$30,461,495,447

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.06

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 4

The opening ceremony of Chunghwa Telecom and TOT cooperation on ADSL services.

Date of events: 2005/03/25

Contents:

1.	Date of occurrence of the event: 2005/03/25

2.	Cause of occurrence: This is the first time that Chunghwa Telecom cooperates with a foreign operator on ADSL services. Via the cooperation with TOT (Telephone Organization Thailand), the Company is expecting the project to be a business model for future expansion overseas. As a demonstration of high-speed Internet and VoD (Video on Demand) services, the Company plans preliminarily to implement a broadband network of 150 ADSL lines in Chiang Mai. The Company also applies a self-developed maintenance system to strengthen the capability of supply and maintenance. Chunghwa Telecom is offering the services for TOT on trial for one year.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 5

To clarify that the embezzlement of the assets of Chunghwa Investment created no material impact to both Chunghwa Telecom’s finances and businesses.

Date of events: 2005/03/25

Contents:

1.	Date of occurrence of the event: 2005/03/25

2.	Cause of occurrence: The amount that Chunghwa Telecom invested into Chunghwa Investment Company was NT$980mn which accounted for 49% of Chunghwa Investment’s total paid-in capital. Chunghwa Investment is not the Company’s subsidiary. The embezzlement of the assets of Chunghwa Investment Co., Ltd. by its former chairman, Ching-Piao Hu, created no material impact to both Chunghwa Telecom’s finances and businesses.

3.	Countermeasures:

(1)	Chunghwa Investment entrusted attorney to order payment of Trustlink Assets Management Co., to return the principal of NT$80mn with which this order will be expired on 2005/04/01. The Company will monitor the progress cautiously and adopt necessary measures accordingly.

(2)	The loss of this case was due to inappropriate in selecting investment target as well as the imperfect system of management after investing. Chunghwa Investment has been urged by the Company to establish guidelines for its management after investing to avoid the occurrence of similar case.

4.	Any other matters that need to be specified: None.

EXHIBIT 6

The resolution made by the Board of Directors of the Company to distribute cash dividend of NT$4.7 per share

Date of events: 2005/03/29

Contents:

1.	Date of the board of directors resolution: 2005/03/29

2.	Type and monetary amount of dividend distribution: Chunghwa Telecom’s Board of Directors (BoD) proposed to distribute a cash dividend of NT$4.7 per share and resolved the record date for dividend distribution would be on July 18, 2005

3.	Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom’s Board of Directors resolved to convene the Company’s annual general meeting on June 21, 2005.

Date of events: 2005/03/29

Contents:

1.	Date of the board of directors resolution: 2005/03/29

2.	Date for convening the shareholders’ meeting: 2005/06/21

3.	Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4.	Cause or subjects for convening the meeting:

(1) Reports:

i. The Company’s operation results reports for fiscal year 2004

ii. The Supervisors’ audit reports on the Company’s financial statements for year 2004

iii. The Ministry of Audit’s audit number on the Company’s financial statements for year 2003

iv. The Company’s procurement of liability insurance for its directors and supervisors

v. The Company’s enactment of code of ethics

(2) Issues to be approved:

i. The Company’s financial statements for year 2004

ii. The distribution of the Company’s earnings for year 2004

(3) Issues to be discussed:

i. Amendment of Article 22 of the Company’s Articles of Incorporation

ii. The disbursement of remuneration to the Company’s directors and supervisors

(4) Extemporary motions

5.	Starting and ending dates of suspension of share transfer: 2005/04/23~2005/06/21

6.	Any other matters that need to be specified: Nil

EXHIBIT 8

The Company announcing an audit report containing other than unqualified regarding year 2004

Date of events: 2005/03/29

Contents:

1.	Date of occurrence of the event: 2005/03/29

2.	Full text of the CPA audit opinion: The Board of Directors and Stockholders

Chunghwa	Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3.	Any other matters that need to be specified: None

EXHIBIT 9

The assignment of five new positions was approved by BOD.

Date of events: 2005/03/29

Contents:

1.	Date of occurrence of the event: 2005/03/29

2.	Cause of occurrence: The following assignments were approved by the 5th meeting of the 4th Term BOD. Mr. Hank, Han-Chao Wang was appointed as Senior VP and head of Finance Dept. Mr. Lung-Sing Liang was appointed as member of Research & Planning Committee. Mr. Yen-Sung Lee was appointed as President of Telecom Laboratories. Mr. Lang-Chee Chang was appointed as EVP and President of Data Communication Business Group. Mr. Shan-Hsin Tsao was appointed as President of Telecom Training Institute.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom held investor conference for 2004 operation results

Date of events: 2005/03/31

Contents:

1.	Date of the investor/press conference: 2005/03/31

2.	Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3.	Financial and business related information: Chunghwa Telecom announced its financial results for 2004. Total revenue was NT$182.6 billion. Gross profit was NT$89.6bn, income from operation NT$59.7bn, net income NT$49.9bn and earning per share NT$5.17.

Comparison of operation results for 2003 and 2004

(Unit: NT$ mn)

	2003	2004
Service revenues	179,149	182,563
Gross profit	88,428	89,611
Income from operations	58,333	59,663
Other income and expenses	545	1,099
Income before income tax	58,879	60,762
Net income	48,501	49,870
Net income per share (NT$)	5.03	5.17

4.	Any other matters that need to be specified: Nil

EXHIBIT 11

Related information regarding the accumulatively purchasing of Barits Bond Fund for NT$400,000,000.

Date of events: 2005/04/01

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Barits Bond Fund

2.	Date of occurrence of the event: 2005/02/22~2005/04/01

3.	Volume, unit price, and total monetary amount of the transaction: 33,682,807.2 Units; NT$11.8676~11.8834; NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Barits Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 33,682,807.2 Units; NT$400,266,271; 1.9%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.61%;3.00%; NT$30,461,495,447

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.88

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 12

The change of the President of Telecom Laboratories

Date of events: 2005/04/11

Contents:

1.	Changed personnel (please enter: “spokesperson,” “acting spokesperson,” “financial officer,” “research and development officer”, “chief of internal auditors”): The head of Telecom Laboratories

2.	Date of occurrence of the change: 2005/04/11

3.	Name, title, and resume of the replaced person: Mr. Lung-Sing Liang, Telecom Laboratories

4.	Name, title, and resume of the replacement: Mr. Yen-Sung Lee, Executive Vice President

5.	Reason for the change: Mr. Lung-Sing Liang was appointed as member of Research & Planning Committee.

6.	Effective date: 2005/04/11

7.	Contact telephone number of the replacement: 03-424-4200

8.	Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom announced its total revenues of NT$44 billion for the first quarter of 2005 with the EPS of NT$1.2.

Date of events: 2005/04/11

Contents:

1.	Date of occurrence of the event: 2005/04/11

2.	Cause of occurrence: Chunghwa Telecom’s revenues for March was NT$13.85 billion. The internal figure for income from operations in March was NT$3.78 billion; the accumulated revenues for the 1st quarter was NT$44 billion, in which the internal figure for accumulated income from operations was NT$14.38 billion, with the EPS NT$1.2.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 14

Chunghwa Telecom

Apr 11, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2005

1) Sales volume (NT$        Thousand)

Period	Items	2005	2004	Changes	%
Mar	Invoice amount	15,861,681	16,626,207	-764,526	-4.60%
Jan -Mar	Invoice amount	51,489,989	51,370,479	119,510	0.23%
Mar	Net sales	13,852,556	14,812,071	-959,515	-6.48%
Jan - Mar	Net sales	43,999,505	44,988,681	-989,176	-2.20%

b Trading purpose : None